THOMAS F. PRISBY, CHAIRMAN

CFS Bancorp, Inc.
707 Ridge Road, Munster, Indiana 46321-1678

                                    December 27, 2007

Mail Stop 4561

Mark Webb
Legal  Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      CFS Bancorp, Inc. (“CFS”), Form 10-K for the year ended December 31, 2006
           (File Number 0-24611)

Dear Mr. Webb:

This letter is being supplied in response to your letter of December 18, 2007.  As you discussed with me on December 27, 2007, due to the holidays and availability of certain personnel of CFS Bancorp we will need until January 4, 2008 to respond in writing to each of the comments in your letter.

Thank you very much for your assistance.

                                    Sincerely,

                                    CFS Bancorp, Inc.

                                    By:            Charles V. Cole
                                    Name:       /s/ Charles V. Cole
                                    Title:         Chief Financial Officer